# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EBR SYSTEMS, INC., CIK 0001347123
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 480 Oakmead Parkway, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-24-097759
Filed by CIK 0002039658

## Reporting persons
- M.H. Carnegie & Co Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 4,625,490; sole dispositive power 0; shared dispositive power 4,625,490; aggregate amount beneficially owned 4,625,490 (6.1% of the class)
- Carnegie Healthcare Fund LP: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 1,735,434; sole dispositive power 0; shared dispositive power 1,735,434; aggregate amount beneficially owned 1,735,434 (2.3% of the class)
- Carnegie Innovation Fund No 2 LP: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 1,461,136; sole dispositive power 0; shared dispositive power 1,461,136; aggregate amount beneficially owned 1,461,136 (1.9% of the class)
- MHC Fund Services B Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 901,540; sole dispositive power 0; shared dispositive power 901,540; aggregate amount beneficially owned 901,540 (1.2% of the class)
- MHC Fund Services 2A Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 332,320; sole dispositive power 0; shared dispositive power 332,320; aggregate amount beneficially owned 332,320 (0.4% of the class)
- M Carnegie Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 96,651; sole dispositive power 0; shared dispositive power 96,651; aggregate amount beneficially owned 96,651 (0.1% of the class)
- Mark H. Carnegie: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 42,967; shared voting power 4,722,141; sole dispositive power 42,967; shared dispositive power 4,722,141; aggregate amount beneficially owned 4,765,108 (6.3% of the class)

## Item 1. Issuer
Name of issuer: EBR SYSTEMS, INC.
Address of issuer's principal executive offices: 480 Oakmead Parkway, Sunnyvale, CA, 94085.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

M.H. Carnegie & Co Pty Ltd ("MHCC")
Carnegie Healthcare Fund LP ("CHF")
Carnegie Innovation Fund No 2 LP ("CIF2")
MHC Fund Services B Pty Ltd ("MHC Co-Inv")
MHC Fund Services 2A Pty Ltd ("CPOF2A")
M Carnegie Pty Ltd ("MHCFT")
Mark H. Carnegie ("Mr. Carnegie")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
The Entertainment Quarter
122 Lang Road, Suite 210-F3
Moore Park
Australia NSW 2021
Citizenship: MHCC, CHF, CIF2, MHC Co-Inv, CPOF2A and MHCFT are entities organized in Australia. Mr. Carnegie is a citizen of Australia.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
There is no CUSIP number assigned to the Common Stock.

Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Common Stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of: (i) 1,495,267 shares of Common Stock underlying 14,952,670 CHESS Depositary Interests ("CDIs") and 240,167 shares of Common Stock issuable upon the exercise of immediately exercisable warrants directly held by CHF; (ii) 1,416,284 shares of Common Stock underlying 14,162,840 CDIs and 44,852 shares of Common Stock issuable upon the exercise of immediately exercisable warrants directly held by CIF2; (iii) 783,330 shares of Common Stock underlying 7,833,300 CDIs and 118,210 shares of Common Stock issuable upon the exercise of immediately exercisable warrants directly held by MHC Co-Inv; (iv) 332,320 shares of Common Stock underlying 3,323,200 CDIs directly held by CPOF2A; (v) 78,420 shares of Common Stock underlying 784,209 CDIs and 18,231 shares of Common Stock issuable upon the exercise of immediately exercisable warrants directly held by MHCFT; (vi) 195,060 shares of Common Stock issuable upon the exercise of immediately exercisable warrants directly held by MHCC; and (vii) 42,967 shares of Common Stock underlying 429,675 CDIs directly held by Mr. Carnegie.

MHCC, an Australian regulated company, is the investment manager of CHF, CIF2, MHC Co-Inv, and CPOF2A (collectively, the "Carnegie Funds") and may be deemed to beneficially own the securities held by the Carnegie Funds for purposes of Section 13 of the Securities and Exchange Act of 1934, as amended. CHF is an Australian domiciled corporate limited partnership. CIF2 is an Australian domiciled registered limited partnership. MHC Co-Inv and CPOF2A are each an Australian domiciled investment trust. The Carnegie Funds are funds managed for the benefit of investors including superannuation funds.

MHCC and MHCFT are entities owned by Mr. Carnegie that hold securities as part of a long-term investment portfolio. Accordingly, Mr. Carnegie may be deemed to beneficially own the securities held by MHCC, MHCFT and the Carnegie Funds for purposes of Section 13 of the Securities and Exchange Act of 1934, as amended.

The Reporting Persons expressly disclaim status as a "group" for purposes of Section 13 of the Securities and Exchange Act of 1934, as amended.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 75,330,559 shares of Common Stock outstanding as of June 29, 2026, as reported in the Issuer's definitive proxy statement, filed with the Securities and Exchange Commission (the "SEC") on June 29, 2026, adjusted for shares issuable upon exercise of the warrants, as applicable.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13G filed with the SEC on November 14, 2024).

## Signatures
- M.H. Carnegie & Co Pty Ltd: /s/ Mark H. Carnegie, By: Mark H. Carnegie, Chief Executive Officer (08/13/2026)
- Carnegie Healthcare Fund LP: /s/ Mark H. Carnegie, By: Mark H. Carnegie, Director (08/13/2026)
- Carnegie Innovation Fund No 2 LP: /s/ Mark H. Carnegie, By: Mark H. Carnegie, Director (08/13/2026)
- MHC Fund Services B Pty Ltd: /s/ Mark H. Carnegie, By: Mark H. Carnegie, Director (08/13/2026)
- MHC Fund Services 2A Pty Ltd: /s/ Mark H. Carnegie, By: Mark H. Carnegie, Director (08/13/2026)
- M Carnegie Pty Ltd: /s/ Mark H. Carnegie, By: Mark H. Carnegie, Director (08/13/2026)
- Mark H. Carnegie: /s/ Mark H. Carnegie, Mark H. Carnegie (08/13/2026)